UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Compensation of Non-employee Directors

On August 4, 2010 (the “Grant Date”), the Board of Directors (the “Board”) of CDC Software Corporation (the “Company”), upon a recommendation of the Compensation Committee of the Board (the “Compensation Committee”), approved certain matters relating to the compensation payable by the Company to non-employee members of the Board (each a “Director” and collectively, the “Directors”).

On the Grant Date, an aggregate of 66,252 options to purchase American Depositary Shares representing shares of the Company’s common stock (“Options”), were granted to the Directors, at an exercise price of $6.75 per share (the “August 2010 Awards”), under the Company’s 2009 Stock Incentive Plan, as amended (the “2009 Plan”).

The Board also approved the recurring, annual grant of Options to Directors in the following amounts: (i) 35,000 to the Chairman of the Board; (ii) 33,000 to the Chairman of the Audit Committee; (iii) 33,000 to the Chairman of the Executive Committee; (iv) 17,000 to each Director that is a member of the Audit Committee; and (v) 12,000 to any Director not receiving an award under the preceding clauses (i) to (iv) (collectively, the “Annual Awards”).

The Annual Awards will be granted automatically on the first business day of each new year, commencing in January 2011, and annually thereafter.

The August 2010 Awards and the Annual Awards vested, or will vest, as applicable, immediately upon issuance, and have been, or shall be, granted under, and subject to, the 2009 Plan.

Cancellation and Re-grant of Certain Equity Incentives

On August 4, 2010, the Board met (the “Board Meeting”) and, upon the recommendation of the Compensation Committee, approved certain matters relating to compensation payable by the Company to certain non-employee directors, certain executives and other employees of the Company.

The Board approved the cancellation of an aggregate of 1,168,084 Options and stock appreciation rights (“SARs”) granted under the 2009 Plan (the “Cancelled Awards”), and the re-issuance in exchange therefor, of an equivalent number of re-priced new Options or re-priced new SARs (collectively, the “Replacement Awards”).

An aggregate: of (i) 243,000 Cancelled Awards are held by non-employee directors of the Company at an exercise price of $8.45 per share; (ii) 549,084 Cancelled Awards are held by Mr. Peter Yip and his affiliate Asia Pacific On-Line Ltd., at exercise prices between $8.45 and $10.15 per share; and (iii) 376,000 Cancelled Awards are held by officers, other than Mr. Peter Yip, and employees of the Company at exercise prices between $8.45 and $10.67 per share.

The Replacement Awards consist of an aggregate of up to: (i) 243,000 Replacement Awards that may be granted to the non-employee directors of the Company; and (ii) 376,000 Replacement Awards that may be granted to certain officers of the Company other than Mr. Peter Yip, the Company’s Chief Executive Officer, and employees; and (iii) 549,084 Replacement Awards that may be granted to Mr. Peter Yip and his affiliate Asia Pacific On-Line Ltd., at an exercise price of $6.75 per share.

Any Replacement Awards issued pursuant to such cancellation and re-grant plan will be subject to a two-year vesting period whereby half of the Replacement Award will vest on the one year anniversary from the August 4, 2010 grant date and the remaining half will vest one year thereafter.

Change in Compensation Committee

At the Board Meeting, the Board also appointed SJ Wong to serve as a member of the Compensation Committee, effective immediately. Messrs. Au and Clough remain members of the Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: August 18, 2010	By:	/S/ PETER YIP
	Name:	Peter Yip
	Title:	Chief Executive Officer